COMBIMATRIX CORPORATION

6500 Harbour Heights Parkway

Suite 303

Mukilteo, WA 98275

June 16, 2008

Via Facsimile Transmission and Edgar

Geoffrey Kruczek, Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                               CombiMatrix Corporation. (the “Company”)
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Registration No. 333-139679

Gentlemen:

In connection with the proposed public offer and sale of securities under the above referenced Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Registration Statement (the “Filing”), the Company hereby requests that the Filing become effective at 9:30 a.m. Eastern Time, on Tuesday, June 17, 2008, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMBIMATRIX CORPORATION

By:	/s/ Amit Kumar
Amit Kumar, Ph.D.
President and Chief Executive Officer